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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2010 AND ENDING October 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh PA 15222
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Niesslein 412-258-1039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 Pittsburgh PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Gale A. Rezner, Notary Public
~~City of~~ Pittsburgh, Allegheny County
My commission expires March 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
OCTOBER 31, 2011

CONTENTS

Independent Auditors' Report and Financial Statements

Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 14

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	15 - 16
Statement of Exemption From Reserve Requirement Computation Under Rule 15c3-3 of the Securities and Exchange Commission	17

Other Information

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	18 - 19
Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	20 - 21



Lally & Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.**, (the "Company") as of October 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hefren-Tillotson, Inc.** as of October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 15 through 17 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



December 15, 2011

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2011

ASSETS

Cash and Cash Equivalents	$ 1,244,774
Deposits with Clearing Organization	100,000
Receivable From Clearing Organization	2,640,856
Investment Advisory Fees Receivable	100,793
Receivables - Other	44,813
Notes and Advances Receivable - Officers and Employees	771,309
Prepaid Expenses	869,189
Securities Owned - At Market Value	16,109,923
Securities Owned - Not Readily Marketable	7,515
Furniture, Equipment, and Leasehold Improvements - At Cost,	
Less Accumulated Depreciation and Amortization of $2.8 million	837,056
Total Assets	$ 22,726,228

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions and Other Compensation Payable	$ 4,000,089
Income Taxes Payable, Including Deferred	
Income Taxes Payable	491,956
Accrued Retirement Plan Liability	1,312,363
Accounts Payable, Accrued Expenses, and Other Liabilities	411,977
Securities Sold, Not Yet Purchased, at Market Value	5,120
Deferred Investment Advisory Fees	3,778,124
Due to Affiliates	1,046,123
Total Liabilities	11,045,752
Stockholder's Equity	
Common Stock - Par Value $10 Per Share; 50,000 Shares Authorized;	
29,012 Shares Issued and Outstanding	290,120
Additional Paid-In Capital	2,412,632
Retained Earnings	8,977,724
Total Stockholder's Equity	11,680,476
Total Liabilities and Stockholder's Equity	$ 22,726,228

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2011

REVENUE	
Investment Advisory Fees	$ 22,691,656
Service Fees	9,011,271
Principal Transactions	5,888,975
Commissions	2,790,008
Other	1,060,761
Total Revenue	41,442,671
EXPENSES	
Employee Compensation and Benefits	28,813,745
Exchange and Clearance Fees	1,227,366
Occupancy	972,877
Communications and Data Processing	334,694
Other Operating Expenses	5,327,765
Total Expenses	36,676,447
Income From Operations	4,766,224
OTHER INCOME (EXPENSES)	
Loss on Disposal of Assets	(10,836)
Interest Expense	(125,688)
Total Other Income (Expenses)	(136,524)
Income Before Provision for Income Taxes	4,629,700
PROVISION FOR INCOME TAXES	
Income Taxes - Current	1,973,862
Income Taxes - Deferred	(169,520)
Total Income Taxes	1,804,342
Net Income	$ 2,825,358

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2011

	Common Stock				
	Number of Shares	Par Value Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2010	29,012	$ 290,120	$ 2,188,522	$ 8,589,374	$ 11,068,016
Net Income	-	-	-	2,825,358	2,825,358
Stock-Based Compensation Recognized	-	-	224,110	-	224,110
Dividends	-	-	-	(2,437,008)	(2,437,008)
Balance, October 31, 2011	29,012	$ 290,120	$ 2,412,632	$ 8,977,724	$ 11,680,476

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED OCTOBER 31, 2011

Subordinated Borrowings at October 31, 2010	$ -
Increases	-
Decreases	-
Subordinated Borrowings at October 31, 2011	$ -

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2011

OPERATING ACTIVITIES	
Net Income	$ 2,825,358
Noncash Items Included in Net Income	
Stock-Based Compensation Recognized	224,110
Depreciation and Amortization Expense	289,183
Deferred Income Taxes	18,756
Other	(169,520)
Net Change In Operating Assets and Liabilities (Note 15)	(487,457)
Net Cash and Cash Equivalents From Operating Activities	2,700,430
INVESTING ACTIVITIES	
Payments Received on Notes Receivable - Officers and Employees	411,138
Proceeds From Sale of Equipment	20,400
Furniture, Equipment, and Leasehold Improvements Acquired	(248,848)
Net Cash and Cash Equivalents From Investing Activities	182,690
FINANCING ACTIVITIES	
Dividends Paid	(2,437,008)
Net Increase in Cash and Cash Equivalents	446,112
Cash and Cash Equivalents - Beginning	798,662
Cash and Cash Equivalents - Ending	$ 1,244,774
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid for Interest	$ 125,688
Cash Paid for Income Taxes	$ 2,207,783

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Hefren-Tillotson, Inc., is a registered investment advisor, registered securities broker-dealer, and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investment Protection Corporation ("SIPC"). The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly owned subsidiary of Masterplan, Inc. (the "Parent").

Description of Business

The Company provides professional financial counseling and planning services to individuals, businesses, foundations, and retirement plans. It offers discretionary and non-discretionary investment advisory management services, traditional security broker-dealer products, and insurance products.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Investment advisory fees and service fees are received quarterly and are recognized as earned on a pro rata basis over the term of the billing period.

Principal and agency security transactions and related commission revenue are recorded on a trade date basis, which is generally the same day as the transaction and in accordance with industry standards.

Commissions and related clearing expenses are also recorded on a trade-date basis as securities and other transactions occur.

Cash and Cash Equivalents and Concentrations of Credit Risk

For purposes of reporting cash flows, the Company considers checking accounts to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits, and highly-liquid investments with financial institutions, and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Securities Positions

Securities are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic, *Fair Value Measurements and Disclosures*.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

The Company follows the guidance of the FASB ASC Topic, *Income Taxes*. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

Advertising

The Company expenses advertising costs as incurred. Advertising and sponsorship costs were approximately $904,300 for the year ended October 31, 2011.

Stock-Based Compensation

The company follows the provisions of FASB ASC Topic, *Stock Compensation* for stock-based compensation payments awarded to company employees by the Parent. This statement requires compensation expense to be measured based on the estimated fair value of the stock-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period or the period of forfeiture lapse.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after October 31, 2011 and through December 15, 2011, the date the financial statements were issued.

3 - RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears transactions on a fully disclosed basis. The net aggregated amount receivable or payable to the clearing organization as it relates to the aforementioned transactions earn or are charged interest at variable rates. Amounts payable, if any, are collateralized by securities owned and receivables due to the Company, subject to margin requirements.

At October 31, 2011, the Company had a receivable from the clearing organization amounting to approximately $2.6 million, of which $567,200 represents sweep money market funds.

4 - NOTES AND ADVANCES RECEIVABLE - OFFICERS AND EMPLOYEES

From time to time, the Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest and are collateralized with the Parent company stock. At October 31, 2011, the Company had advances outstanding of $95,310. At October 31, 2011, the Company also had notes receivable outstanding of $665,799 with accrued interest of $10,200. The notes have interest rates ranging from 2.74% to 4.50% per annum and mature in various years through May 2013.

5 - SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31, 2011 are as follows:

	Owned	Sold But Not Yet Purchased
Money Market Funds	$ 354,481	$ -
Mutual Funds		
Short-Term Fixed Income	10,448,895	-
Fixed Income	1,717,631	-
Equity and Other	398,637	-
Municipal Bonds	3,093,509	5,120
Corporate Bonds	96,770	-
Equity Securities	7,515	-
	$ 16,117,438	$ 5,120

5 - SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED (CONTINUED)

Municipal bonds consist principally of securities of Pennsylvania municipalities.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded an obligation of approximately $5,100 at October 31, 2011, at the fair value of the related securities. The Company will incur a loss if the fair value of the securities increases subsequent to October 31, 2011.

6 - FAIR VALUE MEASUREMENTS

FASB ASC Topic, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Certificates of Deposit, Money Market Funds, Mutual Funds, Corporate Bonds, and Municipal Bonds: Valued at closing price reported on the active market on which the individual securities are traded.

Equities: Valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at October 31, 2011.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of October 31:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Money Market Funds	$ 921,681	$ -	$ -	$ 921,681
Mutual Funds				
Short-Term Fixed Income	10,448,895	-	-	10,448,895
Fixed Income	1,717,631	-	-	1,717,631
Equity and Other	398,637	-	-	398,637
Municipal Bonds	3,093,509	-	-	3,093,509
Corporate Bonds	96,770	-	-	96,770
Equity Securities	-	7,515	-	7,515
	$ 16,677,123	$ 7,515	$ -	$ 16,684,638

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended October 31, 2011:

	Balance November 1, 2010	Realized Gains (Losses)	Purchases and Sales	Balance October 31, 2011
Equity Securities	$ 3,629	$ (3,068)	$ (561)	$ -

7 - LEASE OBLIGATIONS

The Company leases its principal office space from a partnership, on a month-to-month basis, whose partners include several officers and/or stockholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2011, rent expense related to the principal office space was approximately $197,000, excluding operating costs.

The Company also leases other office facilities, automobiles, and office equipment from third parties under non-cancellable operating leases expiring at various dates through July 30, 2016. During the fiscal year ended October 31, 2011, these rental expenses totaled approximately $719,400.

7 - LEASE OBLIGATIONS (CONTINUED)

As of October 31, 2011, approximate future minimum lease payments under these lease agreements, including the principal office space discussed above, are as follows:

Year Ending October 31,	
2012	$ 592,700
2013	449,600
2014	287,000
2015	288,400
2016	294,800
	$ 1,912,500

8 - NET CAPITAL REQUIREMENTS

Hefren-Tillotson is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2011, Hefren-Tillotson had net capital of $8,005,527, which was $7,289,730 in excess of its required net capital of $715,797. The Company's net capital ratio was 1.34 to 1.

9 - INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB ASC Topic, *Income Taxes* are as follows:

	Current	Deferred	Total
Federal	$ 1,521,912	$ (129,380)	$ 1,392,532
State	451,950	(40,140)	411,810
	$ 1,973,862	$ (169,520)	$ 1,804,342

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

10 - RETIREMENT PLAN

The Company has a defined contribution plan (the "Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the Plan's calendar years ended December 31, 2010 and 2011, respectively. The contribution to the profit sharing plan by the company was approximately $1,368,400 for the fiscal year ended October 31, 2011.

11 - RELATED PARTY TRANSACTIONS

The Company leases its principal office space from a partnership, whose partners include several officers and/or stockholders of the Company (see Note 7).

During the year, the Parent advanced approximately $2,224,500 (including intercompany interest of $122,554) and received repayments of approximately $2,302,000 from the Company. During the year, the Company's balance due increased by $77,530 to $1,046,123, which is the balance outstanding as of October 31, 2011.

The Company has an obligation to a former employee/stockholder for services rendered. As of October 31, 2011, the balance amounted to approximately $233,300. The Company is making equal monthly installments of approximately $8,300 until fully repaid. The obligation contains no provisions for interest.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off-balance-sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

13 - STOCK-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other stock-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock award prices, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company follows the provisions of FASB ASC Topic, *Stock Compensation*. As permitted, the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

13 - STOCK-BASED COMPENSATION (CONTINUED)

Restricted Stock - Prior to 2011, participants had been granted restricted stock awards in various years with an exercise price ranging from $3.00 to $3.25 per share, which was equal to the estimated fair value of stock on the grant date based on an independent valuation. Total compensation cost associated with the stock awards was $1,266,875 and is being recognized over a series of five-year service periods that begin on the grant date. Compensation cost in 2011 included under the caption "employee compensation and benefits" in the accompanying statement of income, recognized on stock awards granted was $224,110 generating a related tax benefit of approximately $85,200. Unrecognized compensation cost on stock awards as of October 31, 2011 was approximately $577,500.

Stock Options - No stock options were awarded during the year ended October 31, 2011.

14 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of October 31, 2011. However, management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements.

15 - STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities, as presented in the accompanying statement of cash flows, are as follows:

(Increase) Decrease in Operating Assets	
Receivable From Clearing Organization	$ 6,072,635
Investment Advisory Fees Receivable	20,223
Receivables - Other	(2,180)
Notes and Advances Receivable - Officers and Employees	38,175
Prepaid Expenses	(527,730)
Securities Owned	(8,709,148)
Increase (Decrease) in Operating Liabilities	
Commissions and Other Compensation Payable	958,785
Accrued Retirement Plan Liability	908,862
Accounts Payable, Accrued Expenses, and Other Liabilities	182,054
Deferred Investment Advisory Fees	493,537
Due to Affiliates	77,530
Net Change in Operating Assets and Liabilities	$ (487,457)

SUPPLEMENTARY INFORMATION

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2011

The Ownership Equity Qualified for Net Capital	$ 11,680,476
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	11,680,476
Deductions and/or Charges:	
Total Non-Allowable Assets From Statement of Financial Condition	(2,579,662)
Other Deduction-Deficit	(654)
Net Capital Before Haircuts on Security Positions	9,100,160
Haircuts on Securities:	
Exempted Securities	(956,685)
Debt Securities	(78,153)
Other Securities	(59,795)
	(1,094,633)
Net Capital	8,005,527
Net Capital Requirements	715,797
Excess Net Capital	$ 7,289,730

See report of independent auditors.

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2011
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of October 31, 2011)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 8,005,527
Difference	-
Net Capital, as Reported in the Audited Financial Statements	$ 8,005,527

See report of independent auditors.

HEFREN-TILLOTSON, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2011

Hefren-Tillotson, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC #8-17574) or other distributors. Hefren-Tillotson, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See report of independent auditors.

OTHER INFORMATION



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Hefren-Tillotson, Inc.** (the "Company"), as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



December 15, 2011



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by **Hefren-Tillotson, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement vendor records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2011 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



December 15, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended October 31, , 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-010646 FINRA OCT 12/30/1970
HEFREN TILLOTSON INC
308 SEVENTH AVENUE
PITTSBURGH, PA 15222-3909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 64,694

B. Less payment made with SIPC-6 filed (exclude interest) (31,112)
5/12/2011
Date Paid

C. Less prior overpayment applied (---)

D. Assessment balance due or (overpayment) 33,582

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ---

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,582

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 33,582

H. Overpayment carried forward $(---)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hefren-Tillotson, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of December, 20 11.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 11/1, 20 10 and ending 10/31, 20 11

Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 41,442,671
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		4,325
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		142,095
Total additions		146,420
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		14,399,488
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,227,366
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursements (Deductions in excess of $100,000 require documentation)		74,394
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,134	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 10,150	
Enter the greater of line (i) or (ii)		10,150
Total deductions		15,711,398
2d. SIPC Net Operating Revenues		$25,877,693
2e. General Assessment @ .0025		$ 64,694

(to page 1, line 2.A.)

HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

OCTOBER 31, 2011



Lally & Co.

CPAs and Business Advisors